CURVATURE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and cash equivalents	$	25,495,506
Securities owned, at estimated fair value		499,210
Prepaid expenses		86,854
Deposits		4,108
Total assets	$	26,085,678
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	18,987
Payable to clearing broker		3,227
Due to affiliate		86,967
Total liabilities		109,181
Members' equity		25,976,497
Total liabilities and members' equity	$	26,085,678

See accompanying notes